Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 12, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Ministry of Communications Approval for the use of B35 technology for Internet

Bezeq hereby supplements Section 2.7.2 in the chapter describing Bezeq’s business in Bezeq’s 2019 annual report and the update to that section in Bezeq’s quarterly report for the quarter ended March 31, 2020.

In those prior reports, Bezeq reported that it had applied to the Israeli Ministry of Communications to allow it to use B35 technology (which is an extension of xDSL technology and which can significantly increase and even double the bit rates on Bezeq’s current copper infrastructure, depending on distance from the relevant communications cabinet, or the site, where the technology is installed).

On July 12, 2020, Bezeq received approval from the Ministry of Communications to use B35 technology. In accordance with the approval of the Ministry of Communications, the service will be launched at the end of four months from the date of publishing of the interface characterization of the service to the service providers.

The technology has already been implemented in some of Bezeq’s sites, and Bezeq intends to expand its deployment to more sites in the near future. However, due to the characteristics of the technology, the deployment will be partial (according to Bezeq’s estimates, for about 230,000 subscribers) and will not cover all of the sites at which Bezeq’s infrastructure is installed.

At this point, Bezeq intends to launch the bit rate of up to 200 megabytes (compared to the current bit rate of up to 100 megabytes) for customers connected to the sites where the technology was deployed.

At this stage, due in part to the extent of the planned partial deployment, the launch of the new bit rate is not expected to materially affect Bezeq’s revenues.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.